Meeder Financial & The Flex-funds®

1st Quarter 2011 Review

1

Hello.  This is Dale Smith, Chief Investment Officer of Meeder Financial.  Welcome to our 1st Quarter 2011 Review webcast.

2010 Review

S&P 500
Russell 2000
Emerging Markets
Europe
China
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Source: Bloomberg

2

First, a quick look back at 2010.  We included this slide last quarter and highlighted the relative performance of small cap U.S. stocks, along with the relative underperformance of two areas that we specifically avoided last year, in particular China and Europe.

Here we see the progression of 5 distinct sectors of the stock market including large cap stocks, small cap stocks, emerging markets, Europe, and China.  After leading into the mid April market peak, small cap stocks experienced more weakness than Large Cap Stocks and by the end of August, small cap stocks performance was essentially the same as large cap stocks. However, the last four months of the year were relatively positive for Small Cap stocks, and by year end, they experienced a gain of over 26%, 11% ahead of large cap stocks.

After lagging throughout the first half of the year, emerging markets improved on a relative basis throughout the last half of the year.  For the year, emerging markets slightly outperformed the S&P 500.

Two areas we specifically avoided throughout the year were Europe and China.  As you can see, both finished the year with negative total returns of,  -3.2% and -5.6% respectively.  To date, we continue to avoid both of these sectors.

2011 Year to Date Returns

S&P 500
Russell 2000
Developed International
Emerging Markets
8%
7%
6%
5%
4%
3%
2%
1%
0%
-1%
-2%
-3%
-4%
-5%
-6%
-7%
12/31/2010
1/15/2011
1/31/2011
2/15/2011
2/28/2011
3/15/2011
3/31/2011

Source: Bloomberg

3

For the first half of the 1st quarter of this year, the S&P 500 gained approximately 7%.  Over the subsequent month, however, the markets gave back virtually all of their gains from the first 6 weeks of the year.  Declines of between 5 and 10% are not unusual, the market average 3 to 4 of these per year.  Over the last 2 weeks of the quarter, the market retraced much of this decline and finished the quarter up 5.9%.

Smaller Cap stocks, represented here by the red line, trailed larger cap stocks early in the quarter, but have shown strong leadership off the market lows in mid March and by quarter end were ahead of large cap stocks.  We maintained an overweight in small cap stocks throughout the quarter.

Developed market international stocks have continued the relative underperformance that they displayed for all of 2010, partially as a result of  the extremely unfortunate events in Japan, finishing the quarter up only 3%.  We continue with our position of avoiding all direct exposure to the developed international markets, a stance we have maintained since late 2009.

Emerging Markets performed even worse during the quarter, gaining a little over 2%, but were beginning showing some signs of relative strength over the last few weeks of the quarter, gaining 7% off the market bottom of March 16th.

2010 Growth vs. Value

Growth
Value
20%
15%
10%
5%
0%
-5%
-10%
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Source: Bloomberg

4

We used a version of this slide last quarter to show how growth stocks had begun to outperform value stocks and we discussed how our model had begun to favor growth stocks last fall and that we had been modestly overweighting growth oriented stocks.

2011 Growth vs. Value

Value
Growth
8%
7%
6%
5%
4%
3%
2%
1%
0%
12/31/2010
1/15/2011
1/31/2011
2/15/2011
2/28/2011
3/15/2011
3/31/2011

Source: Bloomberg

5

Over the first quarter of 2011, both  growth and value stocks, as represented here by the Russell 3000 growth and value indices, performed virtually the same.  As of the end of the first quarter, our models are now generally neutral on growth vs. value.

2011 Year-to-Date By Sector

16.3%
8.2%
5.0%
4.4%
4.1%
3.5%
3.2%
2.8%
1.7%
1.6%
Energy
Industrials
Healthcare
Consumer Discretionary
Materials
Telecom
Technology
Financials
Consumer Staples
Utilities

Source: standardandpoors.com

6

Interestingly, while the S&P 500 was up 5.9% for the quarter, only 2 of the 10 market sectors that make up the S&P 500 were up more than the average – namely Energy and Industrials.  Our portfolios were overweighted in Energy for much of the first quarter, which contributed to our performance in the first quarter. Two sectors that we underweighted that underperformed the overall market for the first quarter were Health Care and Consumer Staples.

S&P 500 Market moves *after* a 25% gain

50%
40%
30%
20%
10%
0%
-10%
3 Months
6 Months
12 Months
Dec 11, 1970
Feb 5, 1975
August 11, 1980
Oct 7, 1982
Feb 27, 1986
March 4, 1987
March 5, 1991
Feb 18, 1997
Dec 21, 1998
June 16, 1990
April 9, 2009
Median

Source: Bloomberg

7

From September 2010 to mid-February 2011, the S&P gained over 25%.

A logical concern for many investors is how the stock market might perform after such a strong advance over such a short-period of time.  There have been 12 other occurrences over the past 40 years where the S&P 500 gained over 25% in a period of less than 6 months.  As shown here,  in virtually every instance, the markets were higher 3, 6  and 12 months later, on average by 3%, 11%, and 18% respectively.

Additionally, our defensive equity model has continued to indicate a favorable risk/reward relationship in the stock market.  As a result, we are maintaining our fully invested positions in our defensive equity portfolios and funds.

S&P Cycle Composite for 2011 and 2012

2011
3rd Year of Presidential Cycle
2012
4th Year of Presidential Cycle
1/3/1928 - 11/18/2010
109.8
109.5
109.2
108.9
108.6
108.3
108.0
107.7
107.4
107.1
106.8
106.5
106.2
105.9
105.6
105.3
105.0
104.7
104.4
104.1
103.8
103.5
103.2
102.9
102.6
102.3
102.0
101.7
101.4
101.1
100.8
100.5
100.2
J F M A M J J A S O N D
2011
J F M A M J J A S O N D
2012
(SSF 10_11A_C)

©Copyright 2010 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html . For data vendor disclaimers refer to www.ndr.com/vendorinfo/ .

8

In the just for fun category, this slide represents a composite of the average daily performance of the S&P 500 for the next two years using historically similar situations such as the third and fourth year of the presidential cycle and years ending in 1 or 2.  While this is far from precise, if historical trends repeat this year, the markets should continue their  strong run-up into the middle of this summer, and then follow with a modest decline for the ensuing 12 months.  This slide carries no direct weight in our models, but if this type of trend begins to unfold this summer and the trends and technical factors in our models deteriorate, we would then adjust our portfolios to a more conservative posture.

Shut Index vs. S&P 500 Index

NDR SHUT Index / S&P 500
50-Day Moving Average
200-Day Moving Average
139
133
127
122
117
112
107
103
99
95
Shaded areas are NDR-defined Bear Markets.
M J S N J M M J S N J M M J S N J M M J S N J M M J S N J M
2007
2008
2009
2010
2011

©Copyright 2011 Ned Davis Research, Inc. Further distribution prohibited without prior permission. All Rights Reserved.
See NDR Disclaimer at www.ndr.com/copyright.html. For data vendor disclaimers refer to www.ndr.com/vendorinfo/.

9

Another indicator that we introduced last year is called the shut index.  This index compares the relative performance of four traditionally defensive sectors of the stock market.  These four sectors are Staples, Health Care, Utilities, and Telecom. The predominant trend of this index since the market bottom in March of 2009 has been for this index to decline, which indicates that these four sectors, on average are underperforming the rest of the market which is generally a positive sign for the stock market.  We are keeping our eye out for a meaningful reversal of this trend to indicate a shift to the more defensive sectors and a higher risk stock market environment, but thus far, the index remains in a well defined down-trend and below its moving averages, as indicated by the dotted lines.

Where We Are Investing Now

Data as of March 31, 2011

Growth & Aggressive Growth Portfolios

- Overweight Energy and Materials
- Underweighted Consumer Staples and Healthcare
- Generally neutral on growth vs. value
- Overweight mid-cap and small-cap securities
- Modest Emerging Market exposure, still avoiding Developed International

10

Currently, we are overweight in both energy and Industrial Materials.  In addition, we have underweighted some sectors that are traditionally more defensive including Consumer Staples, and Health Care.

During the 1st quarter of 2011, we steadily reduced our overweight to growth stocks and are now neutral on growth vs. value.  We also maintain overweight positions in both mid cap and small cap stocks while maintaining a modest emerging market position, and continue to completely avoid direct exposure to developed international markets.

Where We Are Investing Now

Data as of March 31, 2011

Defensive Equity Portfolios

- Improved risk/reward relationship in the equity market
- 100% invested in equities as of the end of November
- Equity holdings very similar to Growth Portfolios

11

For our defensive equity portfolios, our models have indicated that we are in a low risk stock market environment.  Consequently, we increased our equity exposure throughout the fourth quarter and ended the year essentially fully invested in the stock market, a position we maintained throughout the first quarter.  The equity holdings in our defensive equity portfolios are very similar to our growth portfolios.

Where We Are Investing Now

Data as of March 31, 2011

Defensive Fixed Income Portfolios

- Fixed Income Models indicate intermediate term rates may rise
- Target maturity: Below benchmark
- Overweight Corporate Bonds

12

Our fixed income models continue to indicate that intermediate term interest rates may increase.  As a result, we continue to maintain an average weighted maturity slightly below that of our benchmark.  We also continue to overweight investment grade corporate bonds versus US Treasuries and Agencies.

Contact Us

Meeder Financial, Inc.

6125 Memorial Drive
Dublin, OH 43017
Phone: 866.633.3371
www.meederfinancial.com
clientservices@meederfinancial.com

13

Thank you for your time.  We encourage you to also review our 1st Quarter 2011 Economic Outlook webcast focusing on recent economic trends and other potential key drivers that could affect the financial markets for the remainder of 2011.

If you have questions or comments please feel free to call or send us an email.

Thank you for joining us today.

Meeder Financial & The Flex-funds®

1st Quarter 2011 Economic Outlook and Review

1

Hello. This is Dale Smith, Chief Investment Officer of Meeder Financial. Welcome to our 1st Quarter Economic Outlook and Review Webcast. In this brief presentation, we will touch on the key drivers of economic and market performance that we see affecting the markets for the remainder of  2011.

GDP Growth

12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
Real Annualized GDP Growth
1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
http://www.calculatedriskblog.com/

2

Let’s start with the GDP.  With a final revision in the 4th quarter 2010 upward from 2.8 to 3.1%, GDP for 2010 recorded its biggest increase in the past 5 years.  The fourth quarter’s GDP increase exceeded consensus economists expectations.  While better than expected, this has been thus far a fairly weak recovery, which is not unexpected for recessions that are primarily caused by a credit crisis.  You can also see the severity of the most recent recession, and the subsequent recovery, when compared to the 4 previous recessions of the past 30 years.

ISM- Institute for Supply Management

80
70
60
50
40
30
20
10
0
4/2/07
7/2/07
10/1/07
1/2/08
4/2/08
7/1/08
10/1/08
1/1/09
4/1/09
7/1/09
10/1/09
1/1/10
4/1/10
7/1/10
10/1/10
1/1/11
4/1/11

Source: Bloomberg

3

As we’ve discussed in previous quarters, for a more current representation of GDP, we follow the Institute for Supply Management’s monthly purchasing managers index.  Any reading above 50 indicates expansion, and after a brief dip last summer, this index has again risen to a very high level of 61.2. This was the 20th consecutive month of expansion, and the readings for the last two months have been the highest since May of 2004.   This is indicative of further economic growth and the calls for a so called double dip recession continue to fade.

Job Losses Post WWII Recessions

1948
1953
1958
1960
1969
1974
1980
1981
1990
2001
2007
ex-Census
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
-5.0%
-6.0%
-7.0%
Percent Job Losses Relative to Peak Employment Month
-25 -24 -23 -22 -21 -20 -19 -18 -17 -16 -15 -14 -13 -12 -11 -10 -9 -8 -7 -6 -5 -4 -3 -2 -1 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
Months, Aligned at bottom of Recession
http://www.calculatedriskblog.com/
Current Employment Recession
Dotted line ex-Census Hiring
Projected Growth

4

Turning to unemployment, the unemployment rate dropped this month to 8.8%.  Over the past four months, the unemployment rate has shown its biggest 4 month drop since 1984.  We introduced this chart a few quarters ago, which shows the job losses, in percentage terms of every recession since world war II.  The two things that stand out here, first the depth of the most recent recession compared to the previous 10 recessions and second, the general symmetrical pattern of loss and recovery of previous recessions.  If this trend holds true for this period as well, we would likely see an acceleration of job gains over the next several months, as projected by the blue line in this chart.

Initial Weekly Unemployment Claims

Current Level
Initial Claims (4 week moving Average)
Initial Weekly Unemployment Claims (000)
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
Jan-71
Jan-72
Jan-73
Jan-74
Jan-75
Jan-76
Jan-77
Jan-78
Jan-79
Jan-80
Jan-81
Jan-82
Jan-83
Jan-84
Jan-85
Jan-86
Jan-87
Jan-88
Jan-89
Jan-90
Jan-91
Jan-92
Jan-93
Jan-94
Jan-95
Jan-96
Jan-97
Jan-98
Jan-99
Jan-00
Jan-01
Jan-02
Jan-03
Jan-04
Jan-05
Jan-06
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Jan-12
http://www.calculatedriskblog.com/

5

This chart of initial weekly jobless claims provides a very timely snapshot of the employment situation in the United States.   The continued improvement in initial weekly jobless claims is another positive sign on the job front.  Many economists believe that a rate under 400,000 per week is necessary for sustained job creation, and we have held below that level now for the past 4 consecutive weeks.

Visible vs. Shadow Pending Inventory

Visible vs. Shadow Pending Inventory
Pending Inventory
Visible Inventory
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Homes pending foreclosure
Excess inventory will continue to pressure housing prices.
Jan-06
Apr-06
Jul-06
Oct-06
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10

Source: Corelogic

6

One continuing concern is housing.  As we have discussed over the past several quarters, housing remains a significant headwind for the economy.  This chart represents an estimate of housing inventories, including what is known as the shadow inventory of homes, depicted here in yellow, which is an estimate of homes that are already in foreclosure or will ultimately be foreclosed upon.  This excess shadow inventory will continue to put downward pressure on housing prices.

Real House Prices

Recession
CoreLogic HPI
Case-Shiller Composite 20 Index
Case-Shiller National Index (Quarterly)
Case-Shiller and CoreLogic Indexes (adjusted using CPI less Shelter)
200
190
180
170
160
150
140
130
120
110
100
90
80
70
60
50
Jan-76 Jan-77 Jan-78 Jan-79 Jan-80 Jan-81 Jan-82 Jan-83 Jan-84 Jan-85 Jan-86 Jan-87 Jan-88 Jan-89 Jan-90 Jan-91 Jan-92 Jan-93 Jan-94 Jan-95 Jan-96 Jan-97 Jan-98 Jan-99 Jan-00 Jan-01 Jan-02 Jan-03 Jan-04 Jan-05 Jan-06 Jan-07 Jan-08 Jan-09 Jan-10 Jan-11 Jan-12
http://www.calculatedriskblog.com/

7

This chart shows historical trends in housing prices, using 3 different measures.  What all three price indices show is that after a brief period of stabilization, which was helped by two separate stimulus packages that have since expired, prices continue to slide modestly, though certainly not at the rates of 2006 through 2008.

Commodity Prices

Rising commodity prices dampen recovery

Oil
$120
$100
$80
$60
$40
$20
$0
12/31/2010
1/15/2011
1/31/2011
2/15/2011
2/28/2011
3/15/2011
3/31/2011

Cotton
$250
$200
$150
$100
$50
$0
12/31/2010
1/15/2011
1/31/2011
2/15/2011
2/28/2011
3/15/2011
3/31/2011

Corn
$800
$700
$600
$500
$400
$300
$200
$100
$0
12/31/2010
1/15/2011
1/31/2011
2/15/2011
2/28/2011
3/15/2011
3/31/2011

Commodities Index
$300
$250
$200
$150
$100
$50
$0
12/31/2010
1/15/2011
1/31/2011
2/15/2011
2/28/2011
3/15/2011
3/31/2011

Source: Bloomberg

8

Due to the accelerating economic recovery and tensions in the Middle East, the prices of various commodities have continued to climb, including oil.  Higher commodity prices have direct implications for the economic recovery, leading to rising inflation levels that can translate to higher interest rates.  Also, elevated commodity prices also means that people will spend more on everyday items, such as food and gas.  Such side effects from rising commodity prices tend to dampen the recovery.

Producer Price Index

10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
12/31/2007
3/31/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
6/30/2009
9/30/2009
12/31/2009
3/31/2010
6/30/2010
9/30/2010
12/31/2010
2/28/2011

Source: Bloomberg

9

As previously mentioned, rising commodity prices can stoke inflation.  This chart shows the year-over-year change in the Producer Price Index, which tracks price changes at the producer level, including food and energy costs. This is frequently referred to as the headline level of inflation.  The chart shows the acceleration in this inflation indicator following the economic recovery in 2009.

Core Producer Price Index

5%
4%
3%
2%
1%
0%
12/31/2007
3/31/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
6/30/2009
9/30/2009
12/31/2009
3/31/2010
6/30/2010
9/30/2010
12/31/2010
2/28/2011

Source: Bloomberg

10

However, signs of inflation are not necessarily showing up at all levels.  This chart shows the same Producer Price Index, but excludes food and energy prices, which is better known as the core level of inflation.  The year-over-year change in this index has moved sideways to slightly higher following the recovery, and has certainly lagged the increase in the headline Producer Price Index.

Core PCE

3.0%
2.5%
2.0%
1.5%
1.0%
0.5%
0.0%
12/31/2007
3/31/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
6/30/2009
9/30/2009
12/31/2009
3/31/2010
6/30/2010
9/30/2010
12/31/2010
2/28/2011

Source: Bloomberg

11

Finally, here is yet another measure of inflation – the core Personal Consumption Expenditures index.  This is a measure of inflation at the consumer level, and excludes food and energy prices since it is a ‘core’ measure.  As you can tell by the chart, this inflation indicator has continued to fall despite the recovery.

So, we reviewed three different types of inflation, and saw three different patterns emerge – rising prices, flat prices, and falling prices.  Many people ask themselves which measure is more important, and we continue to feel that if you eat and drive, then the headline inflation figure is more representative of the changes in the price level that we are experiencing.

Consumer Confidence

150
120
90
60
30
0
12/31/2007
3/31/2008
6/30/2008
9/30/2008
12/31/2008
3/31/2009
6/30/2009
9/30/2009
12/31/2009
3/31/2010
6/30/2010
9/30/2010
12/31/2010
2/28/2011

Source: Bloomberg

12

Consumer confidence takes into account how people feel about the present economic situation, as well as future expectations.  This index is closely followed since consumer spending comprises approximately two-thirds of overall Gross Domestic Product.  Although this indicator has recovered sharply from the depths of the recession, it remains well below the peak of the last two economic expansions.  The low reading likely reflects the sluggish recovery of the job market.

P/E Ratio

2011 Estimate

17.9
17.3
15.7
14.6
13.8
13.6
13.6
11.0
10.6
10.6
10.5
9.8
7.3
Japan
India
Canada
Mexico
Australia
China
United States
Germany
United Kingdom
France
Brazil
South Korea
Russia

Source: Bloomberg

13

And finally, turning briefly to the international markets and our international equity exposure, with the S&P 500 trading at levels approximately two times greater than the March 2009 lows, some investors have expressed concerns regarding stock market valuations.  This charts shows a popular valuation gauge, known as the Price/Earnings ratio, for various stock markets around the world.

The ratio is calculated by dividing the price of an index or security by its earnings.  Overall, there does not appear to be excessive valuation levels in any major world market, compared to historical averages.  Further, emerging market valuations (as highlighted here) appear to be in line with most of the developed world, indicating that they don’t appear to be overvalued relative to the rest of the world.  We continue to believe in the opportunities that emerging markets provide and we continue to hold a modest equity position in emerging markets at the end of the first quarter.

Contact Us

Meeder Financial, Inc.

6125 Memorial Drive
Dublin, OH 43017
Phone: 866.633.3371
www.meederfinancial.com
clientservices@meederfinancial.com

14

Thank you for your time.  I strongly encourage you to review the 1st Quarter 2011 Review webcast focusing on the recent performance of the markets as well as our current investment strategies and allocations.

Thank you for joining us today.